Exhibit 2.2

FIRST AMENDMENT

TO STOCK AND ASSET PURCHASE AGREEMENT

                This FIRST AMENDMENT TO STOCK AND ASSET PURCHASE AGREEMENT (this “Amendment”) is dated as of August 31, 2004 and entered into by and between GenCorp Inc., an Ohio corporation (“Seller”), and GDX Holdings LLC,  a Delaware limited liability company (“Purchaser”), with reference to that certain Stock and Asset Purchase Agreement, dated as of July 16, 2004, by and between the Purchaser and Seller (the “Purchase Agreement”).  Capitalized terms used in this Amendment without definition shall have the meanings set forth in the Purchase Agreement.

ARTICLE I
AMENDMENTS TO PURCHASE AGREEMENT

1.1        Article I of the Purchase Agreement is hereby amended by deleting the definitions of “Accountant,” “Allocation Schedule,” “Batesville Facility,” “Purchaser’s Pension Plan” and “Target Reimbursable Tooling Amount.”

1.2        Article I of the Purchase Agreement is hereby amended by adding the following definitions in the appropriate alphabetical order:

“Agreed Upon Unbilled Reimbursable Tooling Inventory” shall mean the Unbilled Reimbursable Tooling Inventory for the fiscal quarter ended August 31, 2004, which the Parties hereby agree is and shall be for the purposes of determining the Final Purchase Price Adjustment Amount an amount equal to  $7,753,000.

“Target Unbilled Reimbursable Tooling Expenditures” shall mean $11,000,000.

“Third Quarter Capital Expenditures” shall mean the aggregate amount of capital expenditures incurred for the Automotive Business during the fiscal quarter ended August 31, 2004, whether such amount is treated as a current asset or a long-term asset under GAAP.  For purposes of this definition, to the extent that intercompany transfers of assets were included in the original third quarter forecast capital expenditures, those expenditures will be considered as incurred.

“Third Quarter Tooling Expenditures” shall mean the aggregate amount incurred for tooling for the Automotive Business during the fiscal quarter ended August 31, 2004, whether such amount is treated as a current asset or a long-term asset under GAAP, whether or not such expenditures are reimbursable by the customer and whether or not such expenditures constitute cost overruns with respect to a project or item.

“Tooling Schedule” shall mean Schedule 8.15.

1.3        The definition of “Equity Sellers” in Article I of the Purchase Agreement is hereby amended by deleting the words “Exhibit A-1” and inserting “Exhibit A-I” in their place.

1.4        The definition of “Excluded Intellectual Property” in ARTICLE I of the Purchase Agreement is hereby amended by deleting the words “Section 2.3(iv)” and inserting “Section 2.3(iii)” in their place.

1.5        The definition of “S&P” in ARTICLE I of the Purchase Agreement is hereby amended by deleting the words “Section 8.18” and inserting “Section 8.19” in their place.

1.6        The definition of “Unbilled Reimbursable Tooling Inventory” in ARTICLE I of the Purchase Agreement is hereby amended by deleting the last sentence thereof.

1.7        The definition of “Year-End Balance Sheet” in ARTICLE I of the Purchase Agreement is hereby amended by deleting the words “Year-End Balance Sheet” and inserting “Year-End Balance Sheets” in their place.

1.8        Section 2.3(iii) of the Purchase Agreement is hereby amended by deleting the words “Schedule 2.3(iv)” and inserting “Schedule 2.3(iii)” in their place.

1.9        Article III of the Purchase Agreement is hereby amended by deleting such Article in its entirety and inserting the Article in Exhibit A hereto in its place.

1.10      Section 4.1 of the Purchase Agreement is hereby amended by deleting the “(ii)” contained therein.

1.11      Section 4.2(a)(v) of the Purchase Agreement is hereby amended by deleting the phrase “clauses (a) and (b) of Section 10.2(b)” and inserting “Section 10.3(b)” in its place.

1.12      Section 4.2(b) of the Purchase Agreement is hereby amended by deleting the word “clause” in the proviso at the end thereof and inserting “clauses” in its place.

1.13      Section 4.2(b)(i) of the Purchase Agreement is hereby amended by deleting such subsection in its entirety and substituting for such subsection the following:

“(i)          The Purchase Price to the extent provided in Section 3.1(a);”

1.14      Section 4.2(b)(v) of the Purchase Agreement is hereby amended by deleting the phrase “clauses (b) and (c) of Section 10.3” and inserting “Section 10.2(a)” in its place.

1.15      Section 5.24(c) of the Purchase Agreement is hereby amended by deleting the words “Non-US Plans” in each place that they appear and inserting “Non-U.S. Plans” in each of such places.

1.16      Section 8.13 of the Purchase Agreement is hereby amended by deleting such section in its entirety and substituting for such section the following:

                “8.13       German Matters.

                Commencing upon the execution of this Agreement, Seller shall cause GDX Automotive Grefrath GmbH & Co. KG to engage in the activities relating to its German operations set forth on Schedule 8.13.  Seller shall cause GDX Automotive Rehburg GmbH & Co. KG to possess cash in an amount equal to $6,020,949 at the time of Closing, provided that such amount shall be taken into account when computing the Estimated Closing Working Capital and the Closing Working Capital.”

1.17      Section 9.6 of the Purchase Agreement is hereby amended by deleting the words “Section 2.5(ix)” in each of the two places they appear in the last sentence thereof and inserting “Section 2.5(viii)” in each of such places.

1.18      Article IX of the Purchase Agreement is hereby amended by inserting the following as new Section 9.8:

                “9.8         Spanish Subsidiary Recapitalization

                Prior to the Closing, Seller shall subscribe and pay for 25,102,286 shares of Euro 1 each of GDX Automotive Iberica, S.L. (the “New Iberica Shares”) in accordance with the recapitalization contemplated by Section 8.18 of this Agreement.  Prior to the Closing, Seller shall cause GDX Automotive Iberica, S.L. to (i) obtain the complete public deed of the referred capitalization needed for registration purposes at the Companies Register (Registro Mercantil) of Barcelona; (ii) settle the tax applicable to the issuance of the New Iberica Shares, and (iii) file with the Companies Register (Registro Mercantil) of Barcelona the referred public deed and ancillary documentation necessary for the registration of the New Iberica Shares with such Companies Register.  Purchaser shall fully cooperate with Seller in such registration after the Closing Date.  Seller shall pay, and shall indemnify and hold harmless Purchaser and each Acquired Subsidiary from and against, any Tax imposed as a result of the failure to complete the registration by the Companies Register (Registro Mercantil) of Barcelona of the New Iberica Shares as contemplated by this Section 9.8 or as a result of any failure to comply with Section 8.18 with respect to GDX Automotive Iberica, S.L., regardless of whether such Tax is imposed in respect of a Taxable period that ends on or before or after the Closing Date.  Section 9.2(b) shall not apply to any  Tax indemnified by Seller under this Section 9.8, and any such Tax shall otherwise be treated as a Tax imposed in respect of a pre-Closing Tax period for purposes of Section 9.2 and Article XII.”

1.19      Section 10.1(f) of the Purchase Agreement is hereby amended by deleting the words “Section 8.18” and inserting “Section 8.19” in their place.

1.20      Section 12.4 of the Purchase Agreement is hereby amended by deleting the word “representation” in the first sentence thereof and inserting “representations” in its place.

1.21      Section 12.5(d) of the Purchase Agreement is hereby amended by deleting the words “Section 12.5(b)(iii)” in each of the three places they appear including the Section heading thereof and inserting “Section 12.5(c)” in each of such places.

1.22      Section 12.5(j) of the Purchase Agreement is hereby amended by deleting the words “and 9.2” and inserting “, 9.2 and 9.6” in their place.

1.23      Exhibit A-I of the Purchase Agreement is hereby amended by deleting the name “GDX-Fuyao (Changchun) Glass Systems, Co., Ltd.” and inserting “GDX Automotive S.a.r.l.” in its place.

1.24      Exhibit A-II of the Purchase Agreement is hereby amended by adding the following to the end thereof:

“(p)         GDX-Fuyao (Changchun) Glass Systems, Co., Ltd.”

1.25      Exhibit B of the Purchase Agreement is hereby amended by deleting the name “GDX LLC.”

ARTICLE II
MISCELLANEOUS

2.1        Schedules.  The Parties acknowledge and agree that the schedule attached to this Amendment as Schedule 1 is a true, accurate and complete copy of Schedule 8.2(xii) to the Purchase Agreement and that the schedule attached to this Amendment as Schedule 2 is a true, accurate and complete copy of Schedule 5.28 to the Purchase Agreement.

2.2        Effect on Purchase Agreement.  On and after the date of this Amendment each reference in the Purchase Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import referring to the Purchase Agreement shall mean and be a reference to the Purchase Agreement as amended by this Amendment.  Except as specifically amended by this Amendment, the Purchase Agreement shall remain in full force and effect and is hereby ratified and confirmed.

2.3        Applicable Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable contracts made and to be performed entirely within such State.

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                IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

GenCorp Inc.

By:
Name:	/s/ MARK A. WHITNEY
Title:	Vice President, Law

GDX Holdings LLC

By:	/s/ LENARD TESSLER
Name:	Lenard Tessler
Title:	Managing Director and Authorized Signatory

Exhibit A

ARTICLE III

PURCHASE PRICE

3.1 Determination of Purchase Price.

(a)   The purchase price shall be $147,000,000, which shall be subject to adjustment pursuant to the terms of this Section 3.1 (as so adjusted, the “Purchase Price”). Purchaser shall pay $142,500,000 of the Purchase Price, as adjusted pursuant to Section 3.1(d), at Closing as set forth in Section 3.1(b), and shall pay the remaining $4,500,000 of the Purchase Price (the “Hold-back Amount”) in accordance with Section 3.1(g).

(b)   The Purchase Price shall be paid by Purchaser to Seller by wire transfer of immediately available funds.

(c)   “Target Working Capital” shall mean Working Capital in the amount of $6,000,000, “Target Capital Expenditure Amount” shall mean Third Quarter Capital Expenditures in an amount of $13,793,000 and “Target Tooling Expenditure Amount” shall mean Third Quarter Tooling Expenditures in an amount of $18,701,000, provided that such Target Tooling Expenditure Amount shall be deemed reduced by the amount of any reductions in tooling expenditures due to postponements or cancellations by customers, in each case documented in writing by such customers.

(d)   No later than three (3) business days prior to the Closing Date, Seller shall prepare and deliver, or cause to be prepared and delivered, to Purchaser a written estimate (the “Estimated Statement”), of (i) Working Capital, and the components and calculation thereof in reasonable detail, as of the close of business of the Automotive Business on the Closing Date (the “Estimated Closing Working Capital”), and (ii) the Indebtedness of any Acquired Subsidiaries or that is included in the Assumed Liabilities (the “Assumed Indebtedness”).  Such statement shall be accompanied by a certificate of the chief financial officer of Seller stating that such statement represents Seller’s good faith estimate as of such date of (A) Working Capital of the Automotive Business on the Closing Date determined in accordance with GAAP applied on a basis consistent with the May Balance Sheet, and (B) the Assumed Indebtedness as of the Closing Date.  To the extent that the Estimated Closing Working Capital as shown on the Estimated Statement exceeds the Target Working Capital (such excess, the “Interim Upward Adjustment”), then the Purchase Price will be increased dollar-for-dollar by the amount of the Interim Upward Adjustment, and to the extent that Estimated Closing Working Capital as shown on the Estimated Statement is less than Target Working Capital (such shortfall, the “Interim Downward Adjustment”), then the Purchase Price will be decreased dollar-for-dollar by the amount of the Interim Downward Adjustment.  In addition, the Purchase Price will be reduced dollar-for-dollar by an amount equal to the sum of (i) the estimated Assumed Indebtedness and (ii) the difference between the Target Unbilled Reimbursable Tooling Expenditures and the Agreed Upon Unbilled Reimbursable Tooling Inventory.

(e)   Within 45 calendar days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller (i) a balance sheet of the Automotive Business as of the Closing Date prepared in accordance with GAAP applied on a consistent basis with the May Balance Sheet and audited by Ernst & Young LLP (the “Closing Balance Sheet”), (ii) a Working Capital statement for the Automotive Business as of the Closing Date setting forth an itemized calculation of Working Capital as of the Closing Date (the “Closing Working Capital”), (iii) a schedule setting forth an itemized statement of the Assumed Indebtedness, as derived from the Closing Balance Sheet, (iv) a schedule setting forth Third Quarter Capital Expenditures by project as of the Closing Date (the “Closing Third Quarter Capital Expenditures”), and the components and calculation thereof in reasonable detail (including a reconciliation of capital expenditures against plan on a project by project basis) and (v) a schedule setting forth Third Quarter Tooling Expenditures by project as of the Closing Date (the “Closing Third Quarter Tooling Expenditures”), and the components and calculation thereof in reasonable detail (including a reconciliation of tooling expenditures against plan on a project by project basis) (collectively, the “Adjustment Statement”).

(f)    Seller will have 60 days to review the Adjustment Statement, after which period, if Seller has not disputed in writing (an “Objection”) the Adjustment Statement, Seller will be deemed to have accepted and agreed with the Adjustment Statement.  Purchaser shall provide Seller with access to purchase orders and other materials to enable Seller to review the Adjustment Statement in a timely fashion.  An Objection shall set forth a specific description of the basis of the Objection and the adjustments to the amount of Closing Working Capital, Assumed Indebtedness, Closing Third Quarter Capital Expenditures and Closing Third Quarter Tooling Expenditures which Seller believes should be made, which Objection must be delivered to Purchaser on or before the last day of such 60-day period.  Purchaser shall have 30 days to review and respond to the Objection.

(g)   To the extent that the Adjustment Statement reflects a different amount from the Estimated Closing Working Capital, estimated Assumed Indebtedness, Target Capital Expenditure Amount and Target Tooling Expenditure Amount,

(i)            in the event that the amount of the Closing Working Capital exceeds the Estimated Closing Working Capital, the Purchase Price shall be increased by the amount of such excess;

(ii)           in the event that the amount of the Closing Working Capital is less than the amount of Estimated Closing Working Capital, the Purchase Price shall be decreased by the amount of such difference;

(iii)          in the event that an amount of Assumed Indebtedness as of the Closing Date exceeds the Assumed Indebtedness estimated by Seller pursuant to Section 3.1(d), the Purchase Price shall be decreased by the amount of such difference;

(iv)          in the event that the amount of Assumed Indebtedness is less than the Assumed Indebtedness estimated by Seller pursuant to Section 3.1(d), the Purchase Price shall be increased by the amount of such difference;

(v)           in the event that the amount of the Closing Third Quarter Capital Expenditures exceeds the Target Capital Expenditure Amount, the Purchase Price shall be increased by the amount of such excess;  and

(vi)          in the event that the amount of the Closing Third Quarter Capital Expenditures is less than the Target Capital Expenditure Amount, the Purchase Price shall be decreased by the amount of such difference.

(vii)         in the event that the amount of the Closing Third Quarter Tooling Expenditures exceeds the Target Tooling Expenditure Amount, the Purchase Price shall be increased by the amount of such excess; and

(viii)        in the event that the amount of the Closing Third Quarter Tooling Expenditures is less than the Target Tooling Expenditure Amount , the Purchase Price shall be decreased by the amount of such difference.

The net of the adjustments described in clauses (i) through (viii) above is the “Final Purchase Price Adjustment Amount.”  To the extent that the Final Purchase Price Adjustment Amount represents an increase in the Purchase Price, Purchaser shall promptly make payment in immediately available funds to Seller of the sum of the Final Purchase Price Adjustment Amount and the Hold-back Amount.  To the extent that the Final Purchase Price Adjustment Amount represents a decrease in the Purchase Price, (i) if the Final Purchase Price Adjustment Amount is greater than the Hold-back Amount, Seller shall promptly make payment in immediately available funds to Purchaser of the positive difference between the Final Purchase Price Adjustment Amount and the Hold-back Amount, and (ii) if the Final Purchase Price Adjustment Amount is less than the Hold-back Amount, Purchaser shall promptly make payment in immediately available funds to Seller of the positive difference between the Hold-back Amount and the Final Purchase Price Adjustment Amount.  Any payment made in accordance with this paragraph shall be made together with interest on such Final Purchase Price Adjustment Amount from the Closing Date to the date of payment at a per annum rate equal to the JP Morgan Chase prime rate.  Notwithstanding anything to the contrary contained herein, no payment of the Hold-back Amount shall be due from Purchaser to Seller under this Section 3.1(g) until the complete registration by the Companies Register (Registro Mercantil) of Barcelona of the New Iberica Shares as contemplated in Section 9.8.

(h)   The Parties shall attempt in good faith to reach an agreement with respect to any matters in dispute.  If the parties are unable to reach agreement with respect to the Adjustment Statement within 30 days following the delivery of Purchaser’s response to an Objection, the matter shall be resolved by an accounting firm mutually acceptable to both parties or, in the absence of agreement, by an accounting firm of national reputation selected by lot after eliminating Seller’s and Purchaser’s principal outside accountants.  The selected accounting firm shall be directed by the Parties to use its best efforts to render its determination within 30-days after such submission.  The determination by the accounting firm so selected of the Adjustment Statement (with such modifications therein, if any, as reflect such determination) shall be conclusive and binding upon the Parties.  The fees and expenses of such accounting firm in acting under this Section 3.1 shall be shared equally by Purchaser and Seller.

(i)    Purchaser will give Seller and its representatives reasonable access to the premises of the Automotive Business and Acquired Subsidiaries, to their respective books and records and to the appropriate personnel of Purchaser, the Automotive Business and the Acquired Subsidiaries for purposes of confirming the Adjustment Statement.

(j)    Allocation of Purchase Price.  The Parties (A) shall be bound by the Final Allocation for purposes of determining any and all consequences with respect to Taxes of the Transaction contemplated herein, (B) shall prepare and file all Tax Returns and reports to be filed with any Governmental Authority, including Internal Revenue Service Form 8594, if necessary, in a manner consistent with the Final Allocation and (C) shall take no position inconsistent with the Final Allocation on any Tax Return, any discussion with or proceeding before any Governmental Authority or otherwise.

List of Schedules to

First Amendment to Stock and Asset Purchase Agreement

Schedule 1	Tooling Expenditure
Schedule 2	Capital Expenditure Plans